Exhibit (a)(5)(C)

Bally’s Announces Preliminary Results of Tender Offer

PROVIDENCE, R.I., July 25, 2022 – Bally’s Corporation (NYSE: BALY) today announced the preliminary results of its modified “Dutch Auction” tender offer, which expired at 12:00 midnight, New York City time, at the end of the day on July 22, 2022.

Based on the preliminary count by American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, a total of 4,858,465 common shares were validly tendered at or below the purchase price of $22.00 per share and not validly withdrawn, including 2,143,640 common shares that were tendered through notice of guaranteed delivery.

In accordance with the terms and conditions of the tender offer and based on the preliminary count by the depositary, Bally’s expects to accept for payment and purchase approximately 4,858,465 common shares at a purchase price of $22.00 per share, for an aggregate purchase price of $106,886,230, excluding fees and expenses relating to the tender offer. These shares represent approximately 9.2% of Bally’s outstanding common shares. Because Bally’s expects to accept for payment all shares that were validly tendered at or below the purchase price of $22.00 and not validly withdrawn, Bally’s expects that there will not be a proration factor.

The number of shares expected to be purchased in the tender offer is preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the depositary and is based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered within the two trading day settlement period. The final number of shares to be purchased in the tender offer will be announced following the expiration of the guaranteed delivery period and the completion by the depositary of the confirmation process. Payment for the shares accepted for purchase pursuant to the tender offer, and the return of all other shares tendered and not purchased, will occur promptly thereafter.

Bally’s may, in the future, decide to make share repurchases from time to time on the open market or in private transactions, subject to applicable law. Any of these repurchases may be on the same terms or on terms that are more or less favorable to the selling shareholders in those transactions than the terms of the tender offer. Bally’s currently has $334.6 million available for use under its previously announced capital return program.

Goldman Sachs & Co. LLC is acting as the lead dealer manager for the tender offer and Capital One Securities, Inc., Truist Securities, Inc. and Wells Fargo Securities, LLC are acting as the co-dealer managers. MacKenzie Partners, Inc. is serving as the information agent and American Stock Transfer & Trust Company, LLC is acting as the depositary. Questions regarding the tender offer may be directed to Goldman Sachs & Co. LLC at (800) 323-5678 (toll free), Capital One Securities, Inc. at (646) 927-5128, Truist Securities, Inc. at (855) 382-6151 (toll free) or Wells Fargo Securities, LLC at (833) 690-2713.

About Bally's Corporation

Bally's Corporation is a global casino-entertainment company with a growing omni-channel presence of Online Sports Betting and iGaming offerings. It currently owns and manages 14 casinos across 10 states, a horse racetrack in Colorado and has access to OSB licenses in 18 states. It also owns Gamesys Group, a leading, global, online gaming operator, Bally Interactive, a first-in-class sports betting platform, Monkey Knife Fight, the fastest growing daily fantasy sports site in North America, SportCaller, a leading, global B2B free-to-play game provider, and Telescope Inc., a leading provider of real-time fan engagement solutions.

With approximately 10,000 employees, Bally's Casino operations include more than 15,800 slot machines, 500 table games and 5,300 hotel rooms. Upon closing the previously announced Tropicana Las Vegas (NV) transaction, as well as completing the construction of a land-based casino near the Nittany Mall in State College, PA, Bally's will own and manage 16 casinos across 11 states. Its shares trade on the New York Stock Exchange under the ticker symbol "BALY."

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking” statements within the meaning of the federal securities laws. Forward-looking statements are all statements other than those of historical fact, and generally may be identified by the use of words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and “will” or, in each case, their negative, or other variations or comparable terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. As a result, these statements are not guarantees of future performance and actual events may differ materially from those expressed in or implied by the forward-looking statements. Any forward-looking statement made by Bally’s in this press release, its reports filed with the Securities and Exchange Commission (the “SEC”) and other public statements made from time-to-time speak only as of the date made. New risks and uncertainties arise from time to time, and it is impossible for Bally’s to predict or identify all such events or how they may affect it. Factors that could cause these differences include, but are not limited to, risks and uncertainties related to Bally’s ability to complete the tender offer, the price and amount of any common shares purchased pursuant to the tender offer, and those factors discussed in Bally’s Annual Report on Form 10-K for the year ended December 31, 2021, subsequent Quarterly Reports on Form 10-Q and other reports filed by Bally’s with the SEC. Bally’s undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Investor Contact

Robert Lavan
Chief Financial Officer
401-475-8564
InvestorRelations@ballys.com

Media Contact

Richard Goldman

Kekst CNC
646-847-6102
BallysMediaInquiries@kekstcnc.com

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